LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com

April 15, 2024

VIA EDGAR

Robert Arzonetti

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549-3561

Re:	FB Bancorp, Inc.
Registration Statement on Form S-1
Filed March 4, 2024
File No. 333-277630

Dear Mr. Arzonetti:

FB Bancorp, Inc. (the “Company”) is in receipt of the correspondence from the Securities and Exchange Commission (the “SEC”) dated March 29, 2024 related to the SEC’s review of the Company’s Registration Statement on Form S-1. Our responses to the comments are set forth below. For the convenience of the SEC Staff, we have repeated each comment in bold, followed by our response.

Registration Statement on Form S-1

Cover Page

1.

We note your disclosure on the cover page of the Prospectus Supplement, which indicates that the trustee of the 401(k) Plan may purchase up to 3,179,835 shares of FB Bancorp common stock in the stock offering. We also note your disclosure on page 1 of the Prospectus Supplement that the 401(k) Plan may acquire up to 21,798,350 shares. Please revise your disclosure to consistently disclose the number of shares which may be acquired by the 401(k) Plan.

Page 1 of the Prospectus Supplement has been revised to reflect that the 401(k) Plan may purchase up to 3,179,835 shares of FB Bancorp common stock in the stock offering.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

April 15, 2024

2.

We note that Fidelity Bank 401(k) Plan is offering participation interests of up to 3,179,835 shares of FB Bancorp common stock. Please include Fidelity Bank 401(k) Plan on the cover page as a co-registrant.

The Fidelity Bank 401(k) Retirement Plan has been added as a co-registrant to the Form S-1 registration statement.

3.	Please disclose on the cover page, and as appropriate throughout the registration statement, if your offering is contingent on receipt of certification to list on Nasdaq.

The Prospectus has been revised to state on the cover page, and as appropriate through the registration statement, that the Company will use its best efforts to list its common stock on a national or regional securities exchange, and expects its common stock to be listed on the Nasdaq Capital Market. Please see the Prospectus cover page, page 9 and page 39.

Prospectus Summary

How We Determined the Offering Range, page 3

4.

In the first paragraph on page 4, please disclose the market value adjustments that are referenced in the first paragraph on page 94. On page 94, provide an expanded discussion of the reasons for each market value adjustment as discussed in Part 4 of the Appraisal Report.

The Prospectus has been revised to disclose a summary of the independent appraiser’s reasons for each market value adjustment. Please see “Prospectus Summary – How We Determined the Offering Range and the $10.00 per Share Purchase Price.” In addition, an expanded discussion of the reasons for each market adjustment by the independent appraiser has been included in “The Conversion and Stock Offering – Determination of Share Price and Number of Shares to be Issued.”

Risk Factors

The geographic concentration of our loan portfolio, page 13

5.	Briefly describe the current economic conditions in your market area including the trend in real estate values.

The Prospectus has been revised to enhance the disclosure of the current economic conditions in Fidelity Bank’s market areas. Please see “Business of Fidelity Bank–Market Areas.” An additional cross-reference to that disclosure has been added in “Risk Factors– The geographic concentration of our loan portfolio and lending activities makes us vulnerable to a downturn in the local economy.”

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

April 15, 2024

Historical and Pro Forma Regulatory Capital Compliance, page 33

6.

We note your disclosure of pro forma equity capital and regulatory capital of Fidelity Bank. Further, you state that the table assumes the receipt by Fidelity Bank from FB Bancorp of $124.7 million, $147.0 million, $169.3 million and $194.9 million at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, which is 100% of the estimated net proceeds. However, the reconciliation at the bottom of the table and other disclosures in your filing state that Fidelity Bank will receive 50% of net proceeds. Please revise your filing to consistently disclose the allocation of proceeds from the offering to be transferred to Fidelity Bank.

The “Historical and Pro Forma Regulatory Capital Compliance” table has been revised per the Staff’s comment. No other revisions to the Prospectus were necessary in response to the Staff’s comment.

Comparison of Financial Condition at December 31, 2023 and December 31, 2022

Interest-Bearing Liabilities, page 42

7.	Please revise your filing to rename this section and related discussion to “interest-bearing deposits at other financial institutions” rather than “interest-bearing liabilities.”

The “Management’s Discussion and Analysis – Comparison of Financial Condition at December 31, 2023 and December 31, 2022” disclosure of the Prospectus has been revised in response to the Staff’s comment.

Management’s Discussion and Analysis

Management of Market Risk, page 46

8.

We note your disclosure here that “All directors participate in discussions during the regular board meetings evaluating the interest rate risk inherent in our assets and liabilities, and the level of risk that is appropriate.” Indicate whether the board sets policies and guidelines for managing interest rate risk and if so, whether the changes referenced in the first paragraph below each table on page 47 were within the limits of such policies and guidelines. Finally, tell us with a view toward disclosure whether you have an Asset Liability Committee or other committee responsible for evaluating interest rate risk and if so, how such committee works with the board.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

April 15, 2024

The “Management’s Discussion and Analysis – Management of Market Risk” disclosure in the Prospectus has been revised in response to the Staff’s comment.

Lending Activities

Commercial Real Estate Loans, page 54

9.

We note the statement on page 2 that in recent years you have increased your originations of “higher yielding commercial real estate loans” and that you “intend to continue that focus after the conversion and stock offering.” We also note disclosure on page 54 indicating that your CRE portfolio is comprised primarily of retail and office loans. Please revise to further disaggregate the composition of your CRE loan portfolio to address material geographic and other concentrations to the extent material to an investor’s understanding of your CRE loan portfolio. In this regard, provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates and disclose the extent of your exposure by borrower type, such as office, retail, hotel and multifamily.

The “Business of Fidelity Bank – Lending Activities – Commercial Real Estate Loans” disclosure in the Prospectus has been revised in response to the Staff’s comment.

10.

Additionally, we note the statement on page 2 that you have increased your CRE portfolio “at a managed pace consistent with what [you] believe to be conservative underwriting standards.” Please revise to clarify the specific risk management policies, procedures or other actions undertaken by management in response to the current environment.

The “Business of Fidelity Bank – Lending Activities – Commercial Real Estate Loans” disclosure in the Prospectus has been revised in response to the Staff’s comment.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

April 15, 2024

11.

We also note disclosure on page F-25 that $133.9 million of your CRE loans totaling $206.3 million as of December 31, 2023 are classified as “revolving.” Please tell us and revise your filing to disclose the typical terms and features of your CRE loans, with separate discussion of those CRE loans considered revolving from those CRE loans not considered revolving. Additionally, we note your disclosure on page F-38 of outstanding commitments to extend credit. Please tell us and revise your filing to disclose what amount, if any, of your commitments for “revolving lines of credit and other” relate to revolving CRE loans.

Page F-25 of the Prospectus has been revised to properly reflect the CRE loans classified as revolving ($12.5 million). The Prospectus has been revised to disclose that none of Fidelity Bank’s revolving lines of credit related to commercial real estate loans at December 31, 2023. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Off-Balance Sheet Arrangements.”

Business of Fidelity Bank

Delinquencies, Classified Assets and Non-Performing Assets, page 57

12.

We note your disclosure on page 57 that you had no real estate acquired as a result of foreclosure or by deed in lieu of foreclosure at December 31, 2023. We also note your disclosure on page 54 of $815,000 in other real estate owned at December 31, 2023. Please revise your disclosure on page 57 to consistently disclose your real estate acquired as a result of foreclosure.

The “Delinquencies, Classified Assets and Non-Performing Assets” disclosure in the Prospectus has been revised in response to the Staff’s comment.

Employee Stock Ownership Plan, page 85

13.

We note your disclosure here that, “The employee stock ownership plan trustee is expected to purchase, on behalf of the employee stock ownership plan, 8.0% of the total number of shares of FB Bancorp common stock sold in the conversion.” Please file the plan as an exhibit to this registration statement.

The form of the Fidelity Bank Employee Stock Ownership Plan is filed as Exhibit 10.6 to the Form S-1 Registration Statement.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

April 15, 2024

Financial Statements of Fidelity Bank

Goodwill, page F-31

14.

We note your disclosure of $5.7 million of goodwill attributed to your acquisition of NOLA Lending Group (“NOLA”) in January 2014. We also note disclosure on page 50 that NOLA originates, primarily for resale, all of your residential mortgages. Please confirm whether NOLA comprises your mortgage banking segment disclosed on page F- 43. If so, and noting mortgage banking segment losses totaling $3.2 million and $5.1 million for fiscal years ended December 31, 2023 and December 31, 2022, respectively, please tell us in detail the annual impairment test performed during the fiscal year ended December 31, 2023, which indicated no goodwill impairment was required as disclosed on page F-13. Please refer to ASC 350-20-35-3 and ASC 350-20-35-3C.

Fidelity Bank confirms that NOLA comprises the entire mortgage-banking segment disclosed on page F-43.

The Staff is advised that Fidelity Bank uses the net present value of free cash flows method for evaluating impairment of goodwill. Fidelity Bank adjusts the current net loss by adding back depreciation, mortgage servicing rights amortization, and free cash flows provided to Fidelity Bank. All portfolio one-to four-family loans held for investment are originated and closed through the mortgage division to assist Fidelity Bank in complying with mortgage industry compensation and licensing requirements. As a result, the mortgage-banking segment is providing free cash flows in the form of net interest income related to loans held for sale and residential mortgage loans held for investment at Fidelity Bank. When these adjustments are tax effected and added to the loss, the mortgage-banking segment has a positive free cash flow of approximately $4.4 million. Fidelity Bank assumes a constant growth rate of 1% and a required rate of return of 18%. The net present value of these free cash flows is approximately $26.0 million, which is sufficient to cover the original purchased goodwill of the mortgage division of $5.8 million.

Segment Information, page F-43

15.

Please revise your filing to disclose a reconciliation of the total reportable segments’ amounts for each significant item you disclose in your table to the corresponding consolidated amounts in your financial statements as required by ASC 280-10-50-30 and 50-31. Additionally, please also revise your filing to provide the disclosures required by ASC 280-10-50-21.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

April 15, 2024

The Staff is advised that Fidelity Bank’s two segments included in Note 16 of its audited financial statements reconcile to Fidelity Bank’s audited Balance Sheets on page F-3 and Statement of Operations on page F-4.

Note 16 of Fidelity Bank’s audited financial statements has been revised in response to the Staff’s comment.

* * *

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

April 15, 2024

The Company believes the foregoing provides a complete response to the Comment Letter. If you have questions regarding the foregoing or require any additional information, please feel free to contact me at mlevy@luselaw.com or (202) 274-2009.

Sincerely,

/s/ Marc Levy

Marc Levy

cc:	Christopher Ferris, FB Bancorp, Inc.

John Spitz

Katherine Garrett

Todd Schiffman

Thomas P. Hutton

Lawrence M.F. Spaccasi